EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies propose a dividend of €3.40/share for fiscal year 2025, a 5.6% increase

On February 10, 2026, the Board of Directors of the Company (the “Board of Directors”) met, and decided to propose at the Shareholders’ Meeting to be held on May 29, 2026, the dividend distribution of 3.40€/share for fiscal year 2025, a 5.6% increase compared to the dividend for fiscal year 2024 of 3.22€/share.

The final dividend for fiscal year 2025 would be 0.85€/share, identical to the three interim dividends for fiscal year 2025 previously decided by the Board of Directors.

Subject to the Shareholders’ Meeting approval, the final dividend will be detached and paid in cash, according to the following timetable:

	Euronext	NYSE

Ex-dividend date[1]	June 30, 2026	June 30, 2026

Payment in cash[2]	July 2, 2026	July 22, 2026

United States: TotalEnergies to Provide 1 GW of Solar Capacity to Power Google’s Data Centers in Texas for 15 Years

On February 9, 2026, TotalEnergies signed two new long-term Power Purchase Agreements (PPA) to deliver 1 GW of solar capacity – equivalent to 28 TWh of renewable electricity over 15 years – to supply Google’s data centers in Texas. The power is expected to be generated from TotalEnergies-owned sites currently under development in Texas: Wichita (805 MWp) and Mustang Creek (195 MWp), with construction scheduled to begin in Q2 2026.

Bringing reliable new power capacity for AI – now

These PPAs totaling 1 GW complement separate gross PPAs of 1.2 GW recently secured by Clearway, a California-based renewables company 50% owned by TotalEnergies, to support Google’s data centers across the ERCOT (Texas), PJM (Northeast), and SPP (Central) markets.

The Wichita and Mustang Creek solar farms are expected to generate significant benefits for local communities. Several hundred jobs are expected to be created during construction, and substantial tax revenues is expected to help fund public services throughout the lifetime of the projects.

TotalEnergies has a gross capacity portfolio of 10 GW of onshore solar, wind and battery storage assets in operation in the United States, including 400 MW in the PJM market in the Northeast of the country, and 5 GW in the ERCOT market in Texas.

Namibia: TotalEnergies Expands its Exploration Portfolio as Operator of PEL104 License

On February 6, 2026, TotalEnergies signed agreements to acquire a 42.5% operated interest in PEL104 Exploration license, located offshore Namibia, from Eight Offshore Investments Holdings (“Eight”) and Maravilla Oil & Gas.

Upon completion of the transaction, TotalEnergies is expected to be the operator of the license holding a 42.5% interest alongside Petrobras (42.5%), Namcor (10%) and Eight (5%).

Located in the Lüderitz basin, PEL104 license covers an area of around 11,000 km2 offshore Namibia.

1 As a reminder, the record date for shares listed on the NYSE is June 30, 2026.

2 The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on July 15, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and- dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from June 29, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on July 2, 2026.

Completion of the transaction is subject to customary third party approvals from the Namibian authorities and joint ventures partners.

Europe: TotalEnergies to Supply Renewable Electricity to Airbus in Germany and the United Kingdom

On February 5, 2026, TotalEnergies and Airbus, a leading aircraft manufacturer, signed two clean firm power contracts to supply 3.3 TWh to all major Airbus sites located in Germany and the United Kingdom.

The electricity supplied to Airbus into the next decade is expected to have a baseload profile and come from new renewable assets with a capacity of 200 MW. This supply is expected to cover half of the electricity needs of the sites concerned, starting from 2027.

Electric mobility: TotalEnergies and Tikehau Capital Join Forces to Develop Public Charging Networks in Belgium and the Netherlands

On February 4, 2026, TotalEnergies and Tikehau Capital announced the creation of a joint investment platform to promote the development of charging infrastructure for electric vehicles in urban public spaces in Belgium and the Netherlands. This partnership is expected to support municipal authorities through the EV transition and consolidate TotalEnergies’ position as a leading player in public charging in Benelux.

The platform is equally owned by TotalEnergies and Tikehau Capital and aims to:

•	pursue the development of public concessions that are currently under construction or in operation by TotalEnergies in several major Belgian and Dutch cities, and
•	respond to new calls for tender that expand the urban public charging infrastructure in Belgium and the Netherlands.

TotalEnergies is expected to bring its expertise to develop, operate and maintain public charging infrastructure powered exclusively by certified renewable energy. TotalEnergies is also expected to leverage its partnership with Tikehau Capital to strengthen its business model in electric mobility, benefiting from Tikehau Capital’s capital contribution and the sharing of investments, costs and risks.

TotalEnergies is a major player in public charging with over:

•	9,500 operated charge points in Belgium, where the Company is the market leader;
•	18,000 operated charge points in the Netherlands, putting it among the country’s leading players.

Kuwait: TotalEnergies and Kuwait Oil Company sign technical cooperation agreement

On February 3, 2026, at the opening of the 5th Kuwait Oil & Gas Show and Conference (KOGS), TotalEnergies and Kuwait Oil Company (KOC) signed a Memorandum of Understanding (MoU) to strengthen their cooperation, exchange expertise and conduct technical studies.

The signing ceremony took place in the presence of Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, Sheikh Nawaf Saud Al-Sabah, CEO of Kuwait Petroleum Corporation, and Ahmad Jaber Al-Eidan, CEO of KOC.

The MoU notably includes studies related to new exploration opportunities in the country, for which TotalEnergies is expected to mobilize its technical expertise.

TotalEnergies and Galp Reinforce their Long-Term Commitment to Namibia in High-Level Presidential Meeting

On January 30, 2026, Patrick Pouyanné, Chairman and CEO of TotalEnergies and Paula Amorim, Chairman of Galp, held a joint meeting with the President of the Republic of Namibia, Netumbo Nandi-Ndaitwah, to reiterate their long-term commitment to the country and provide an update on the progress and next steps of their recently announced partnership across key offshore licenses in the Orange Basin.

This meeting follows the agreement under which TotalEnergies is expected to become operator of Petroleum Exploration License (PEL) 83, home to the Mopane discoveries, while Galp is expected to enter PEL 56 and PEL 91, home to the Venus discovery.

During this meeting, TotalEnergies and Galp reaffirmed their strong confidence towards Namibia as a future oil and gas producing country and reiterated their long-term commitment to the responsible development of Namibia energy resources, nation-wide value creation and close cooperation with government institutions.

The companies updated the Presidency on the transaction and the operatorship transition, highlighted the partnership’s expected contributions to employment, skills development and local industry, and underlined the importance of continued regulatory support for the efficient execution of upcoming project phases.

For the Venus project, with a well-defined development concept, partners are working to secure all conditions enabling a potential final investment decision in 2026. At Mopane, an exploration and appraisal campaign of 3 wells is planned to commence in 2026 to further expand the understanding of the resources and progress the project toward development stage.

Mozambique LNG announces the full restart of all its activities onshore and offshore in Mozambique

On January 29, 2026, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Afungi with His Excellency Daniel Chapo, President of the Republic of Mozambique, and announced together the full restart of Mozambique LNG project activities.

This restart of project activities onshore and offshore follows the decision made on 7 November 2025, by Mozambique LNG consortium to lift the Force Majeure that was declared in 2021 and resume project activities.

During the meeting, the government of Mozambique confirmed its commitment to work together with Mozambique LNG to support the restart of project activities and address the consequences of the Force Majeure period. In particular, the Government confirmed all measures taken to address the security and the continued cooperation with Rwanda.

Construction activities have now restarted both offshore and onshore at Afungi site, with over 4,000 workers currently mobilized of which over 3,000 are Mozambican nationals. First LNG is expected in 2029 as the project progress is currently at 40% - almost all engineering and procurement of main equipment have been executed during the force majeure period.

The Mozambique LNG project is expected to bring significant economic benefits to Mozambique during its development phase, notably through an ambitious local content plan. The project is expected to provide up to 7,000 direct jobs for Mozambicans during construction, and contracts awarded to Mozambican compagnies are expected to amount to more than USD 4 billion.

In addition, Mozambique LNG launched a large-scale socio-economic development program to support local communities in Cabo Delgado province. The Mozambique LNG Foundation, established in 2023 and endowed with a budget of USD 200 million, has already delivered tangible results, with over 8,000 jobs created and 7,000 farmers and fishermen supported by the Foundation in Cabo Delgado province.

France: TotalEnergies to Supply 800 GWh of Renewable Electricity to Paper Manufacturer SWM Over 10 Years

On January 27, 2026, TotalEnergies and SWM, a major player in the paper industry, announced the signing of a contract for the supply of renewable electricity with a constant delivery profile (Clean Firm Power) to SWM’s three plants in France (Papeteries de Saint Girons, PDM Industries, and LTR Industries).

The contract is expected to begin in January 2026 for a duration of 10 years and is expected to represent a total volume of 800 GWh. TotalEnergies is expected to supply this electricity from approximately 50 MW of its existing renewable generation assets in France, ensuring SWM receives competitive, stable, and low-carbon electricity that meets the needs of the paper industry.

Libya: TotalEnergies Signs the Extension of the Waha Concessions until 2050

On January 26, 2026, During the Libya Energy & Economy Summit in Tripoli, on January 24th, Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies signed an agreement extending the Waha Concessions up to December 31, 2050, in the presence of Abdul Hamid Dbeiba, Prime Minister of the Government of National Unity.

This agreement sets new fiscal terms allowing to increase the production of these concessions that are currently producing around 370,000 barrels of oil equivalent per day (boe/d). Therefore, it paves the way for a new phase of investments, including the development of the North Gialo field, which is expected to add 100,000 boe/d of production.

Bahrain: TotalEnergies and Bapco Energies Launch BxT Trading, a New Player in the Trading of Petroleum Products in the Middle East

On January 14, 2026, TotalEnergies and Bapco Energies are launching BxT Trading, an equally owned trading joint venture backed by flows from Bapco Energies’ Refinery. The signing ceremony was witnessed by His Highness Shaikh Nasser bin Hamad Al Khalifa, Representative of His Majesty the King of Bahrain for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies, and Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies in Abu Dhabi.

As a competitive new player in the Middle East, BxT Trading is expected to support Bahrain’s oil industry by leveraging its downstream portfolio for maximizing value and broadening its access to global markets. Through this joint venture, Bapco Energies is expected to benefit from TotalEnergies' global expertise in trading and is expected to develop advanced trading, pricing, analysis, and risk management capabilities.

With BxT Trading, TotalEnergies is strengthening its trading position in the Middle East, where the Company already has trading activities, in addition to its international hubs in Houston, Geneva and Singapore. This new initiative enhances the trading teams’ responsiveness and agility, reinforcing their local footprint that enables them to better address regional specificities.

Nigeria: TotalEnergies Signs a Sale and Purchase Agreement in view of Divesting its Oil Interest in Renaissance JV (formerly SPDC)

On January 14, 2026, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria signed a Sale and Purchase Agreement (SPA) with Vaaris for the sale of its 10% non-operated interest in the Renaissance JV licenses in Nigeria.

The Renaissance JV, formerly known as the SPDC JV, is an unincorporated joint venture between Nigerian National Petroleum Corporation Ltd (55%), Renaissance Africa Energy Company Ltd (30%, operator), TotalEnergies EP Nigeria (10%) and Agip Energy and Natural Resources Nigeria (5%), which holds 18 licenses in the Niger Delta.

Under the agreement signed with Vaaris:

•	TotalEnergies EP Nigeria is expected to sell to Vaaris its 10% participating interest and all its rights and obligations in 15 licenses of Renaissance JV, which are producing mainly oil. Production from these licenses represented approximately 16,000 barrels equivalent per day in Company share in 2025.
•	TotalEnergies EP Nigeria is expected to also transfer to Vaaris its 10% participating interest in the 3 other licenses of Renaissance JV which are producing mainly gas (OML 23, OML 28 and OML 77), while TotalEnergies will retain full economic interest in these licenses which currently account for 50% of Nigeria LNG gas supply.

Closing is subject to customary conditions, including regulatory approvals.

Lebanon: TotalEnergies enters Block 8 offshore exploration permit

On January 9, 2026, TotalEnergies (35%, operator) and its partners Eni (35%) and QatarEnergy (30%) signed an agreement with the Lebanese government to enter Block 8 exploration permit offshore Lebanon.

The consortium’s initial work program on Block 8 consists of the acquisition of a 1,200 km2 3D seismic survey, in order to further assess the area’s exploration potential.

Renewables: TotalEnergies divests 50% of a 424 MW portfolio in Greece

On December 17, 2025, in line with its renewables business model, TotalEnergies closed the sale to Asterion Industrial Partners of 50% of its 424 MW wind and solar portfolio in Greece. This transaction values the portfolio at €508 million, equivalent to approximately €1.2 million per MW installed.

TotalEnergies retains a 50% stake and remains the operator of the assets. Besides, TotalEnergies is expected to offtake and market most of the electricity produced by these assets when they stop benefiting from the regulated tariffs.

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve its profitability objectives and share risks, TotalEnergies divests up to 50% of its interests in renewable assets, enabling the Company to maximize the value of its portfolio.

Malaysia: TotalEnergies Signs New Renewable Power Agreement with Google to Supply Data Centers

On December 16, 2025, TotalEnergies and Google signed a 21-year Power Purchase Agreement (PPA) to supply Google with a total volume of 1 TWh (equivalent to 20 MW) of certified renewable power from the Citra Energies solar plant in the northern Kedah province. The solar farm, which is expected to enter in construction in early 2026, is expected to support Google’s data center operations in Malaysia. The Malaysian Energy Commission awarded the project to TotalEnergies (49%) and its local partner MK Land (51%) in August 2023, as part of Malaysia’s Corporate Green Power Programme (CGPP).

The agreement reflects Google’s strategy of enabling new, clean energy to the grid systems where they operate, and builds upon the PPA announced by TotalEnergies in November to supply renewable power to Google’s data centers in the United States.

The PPA is expected to take effect upon the project’s Financial Close, expected in the first quarter of 2026.

Malaysia: TotalEnergies and PTTEP Strengthen Their Partnership

On December 16, 2025, TotalEnergies closed an agreement to divest to PTTEP an indirect interest of 9.998% in block SK408 in Malaysia. Further to this transaction, TotalEnergies keeps a 30.002% interest in block SK408.

This partnership with PTTEP in block SK408 marks a new milestone for TotalEnergies in Malaysia, following the acquisition of SapuraOMV in December 2024 and the purchase of interests in multiple blocks from PETRONAS Carigali Sdn Bhd in June 2025.

Namibia: TotalEnergies concludes agreement with Galp to enter as operator in the prolific PEL 83 license, including the Mopane discovery

On December 9, 2025, TotalEnergies signed an agreement with Galp Energia SGPS SA (“Galp”) under which:

•	TotalEnergies is expected to acquire from Galp a 40% operated interest in PEL83, which includes the Mopane discovery;

•	Galp is expected to acquire from TotalEnergies a 10% participating interest in PEL56, which includes the Venus discovery, and a 9.39% participating interest in PEL91;

•	TotalEnergies is expected to carry 50% of Galp’s capital expenditures for the exploration and appraisal of the Mopane discovery and the first development on PEL83. The carry is expected to be repaid through 50% of Galp’s future cash flows from the project.

TotalEnergies and Galp agreed to launch an exploration and appraisal campaign including three wells over the next two years, with a first well planned in 2026, to further derisk resources and progress diligently toward the development of the Mopane discovery.

Concurrently, TotalEnergies, operator of PEL56, remains fully committed to the development of the Venus discovery and is working to secure all conditions enabling a potential final investment decision in 2026.

Completion of the transaction is subject to customary third party approvals from the Nambian authorities and joint ventures parties, with completion expected to occur in 2026.

After completion of the transaction, TotalEnergies is expected to own:

•	a 40% operated interest in PEL83 alongside Galp (40%), Namcor (10%) and Custos (10%);
•	a 35.25% operated interest in PEL56 alongside QatarEnergy (35.25%), Galp (10%), Namcor (10%) and Impact (9.5%);
•	a 33.085% operated interest in PEL91 alongside QatarEnergy (33.025%), Namcor (15%), Galp (9.39%) and Impact (9.5%).

TotalEnergies announces the commencement of trading of its ordinary shares on the NYSE

On December 8, 2025, TotalEnergies SE (NYSE: TTE) announced, the commencement of trading of its ordinary shares on the New York Stock Exchange (“NYSE”), replacing the listing of its American Depositary Receipts (“ADRs”).

These ordinary shares trade under the same ticker symbol “TTE” as the one on Euronext and as the former ADR ticker.

On October 30, 2025, the Company had announced the termination of its American Depositary Receipts (“ADRs”) program and the conversion of ADRs into ordinary shares, with each ADR exchangeable for one NYSE-listed ordinary share. As of December 8, 2025, TotalEnergies converted all outstanding ADRs into ordinary shares listed on the NYSE.

UK: TotalEnergies merges its Upstream business with NEO NEXT, creating the largest independent oil and gas producer in the UK

On December 8, 2025, TotalEnergies signed an agreement with NEO NEXT Energy Limited (NEO NEXT) under which TotalEnergies is expected to merge its Upstream business with NEO NEXT and become the leading shareholder in the expanded NEO NEXT, which is expected to be renamed NEO NEXT+, with a 47.5% ownership.

After completion of the transaction, NEO NEXT+ is expected to:

•	be jointly owned by TotalEnergies (47.5%), HitecVision (28.875%) and Repsol UK (23.625%) and
•	encompass a large and diverse asset portfolio including notably NEO Energy’s and Repsol UK’s interests in the Elgin/Franklin complex and the Penguins, Mariner, Shearwater and Culzean fields, enriched by TotalEnergies’ UK Upstream assets, notably including its interests in the Elgin/Franklin complex and the Alwyn North, Dunbar and Culzean fields.

With TotalEnergies as its leading shareholder, NEO NEXT+ is expected to become one of the largest independent oil and gas producer in the UK with a production over 250,000 barrels of oil equivalent per day in 2026, ideally positioned to maximize the value of its portfolio, deliver strong financial returns and ensure a long-term sustainable and resilient future for its oil & gas business.

Completion of the transaction is subject to customary conditions, including regulatory approvals and is expected during the first half of 2026.

Mozambique LNG: Clarification by TotalEnergies on Financing of the Project

On December 2, 2025, further to the communications made by the UK and Dutch authorities regarding the involvement of their Export Credit Agencies, UK Export Finance (UKEF) and Atradius, in the financing of Mozambique LNG project, TotalEnergies wishes to clarify the following:

•	In 2020, Mozambique LNG concluded a project financing for a total amount of USD 15.4 billion with a group of approximately 30 lenders including Export Credit Agencies and commercial banks.
•	Due to the prolonged Force Majeure period, Mozambique LNG negotiated with the lenders an amended financing agreement in order to align the documentation with the updated project schedule. After the lifting of force majeure by Mozambique LNG, and the will of the consortium to resume the project, Mozambique LNG partners decided to proceed without the participation of UKEF and Atradius since these two Export Credit Agencies had not yet reconfirmed their commitment.
•	The Mozambique LNG partners have unanimously agreed to provide additional equity to replace the UKEF and Atradius contributions, representing in aggregate approximately 10% of the external financing.
•	TotalEnergies and its partners would like to thank the lenders representing around 90% of the external financing who have confirmed their commitment to the financing of the project, acknowledging its positive contribution to the development of Mozambique.

Furthermore, TotalEnergies has taken note of the reports commissioned by the Ministry of Finance of the Netherlands from external advisors Clingendael and Pangea Risk regarding the human rights and security situation in Cabo Delgado, which were published on 1st December despite the fact that Atradius is no longer part of the financing.

TotalEnergies regrets that both external advisors did not travel to Mozambique and conduct on-the-ground investigations by themselves, but produced a report relying mainly on information collected through third parties.

Regarding the allegations of human rights abuses by members of the Mozambique Defense Forces, TotalEnergies reiterates the clarifications made by the Company on 20th November 2025 and invites its stakeholders to visit the dedicated webpage on its website.

TotalEnergies, TES, Osaka Gas, Toho Gas and ITOCHU Partner Up to Develop the Live Oak Project for e-NG Production in Nebraska

On December 2, 2025, TotalEnergies, TES, Osaka Gas, Toho Gas, and ITOCHU signed a Joint Development and Operating Agreement, granting the Japanese companies a combined 33.3% stake in the Live Oak project — a large-scale facility to produce electric natural gas (e-NG) also known as e-methane, initiated by TotalEnergies and TES and currently under development in Nebraska, United States. Following the agreement, TotalEnergies and TES are expected to each maintain a 33.35 % stake in the project.

The partners are preparing the Front-End Engineering Design (FEED) phase, targeting a capacity of approximately 250 MW of electrolysis and 75 ktpa of methanation. The project, subject to a Final Investment Decision in 2027, is scheduled to begin commercial operations by 2030, with plans to export e-NG to Japan. Osaka Gas and Toho Gas is expected to be the primary offtakers. This project helps the Japanese gas majors in achieving their goal of injecting 1% carbon neutral gas (such as e-NG) into the gas grid by 2030.

The agreement builds on the strategic partnership established between TotalEnergies and TES in 2023 to pioneer at scale production of e-NG. The Live Oak project is expected to leverage Nebraska’s abundant biogenic CO2 resources, captured from bioethanol plants, and the growing renewable power generation capacity in the United States.

The participation of Osaka Gas, Toho Gas, and ITOCHU (as a coordinator of Japanese companies), underscores their commitment to decarbonization with the adoption of e-NG and positions Live Oak as the leading project for carbon-neutral gas production for Japan.

e-NG is a synthetic gas produced from renewable hydrogen and CO2. Chemically identical to conventional natural gas, e-NG can be seamlessly integrated into existing LNG infrastructure— liquefaction, transport, regasification, and distribution—without any alterations to consumer equipment.

Exploration: TotalEnergies Strengthens its Global Collaboration with Chevron

On December 1, 2025, further to an ongoing discussion of global exploration opportunities between TotalEnergies and Chevron, TotalEnergies EP Nigeria signed a farmout agreement to sell to Star Deep Water Petroleum Limited, a Chevron company, a 40% participation in the PPL 2000 and PPL 2001 exploration licenses, offshore Nigeria.

Located in the prolific West Delta basin, the PPL 2000 & 2001 licenses are covering an area of approximately 2,000 square kilometers and were awarded to a consortium of TotalEnergies and South Atlantic Petroleum following the 2024 Exploration Round organized by the Nigerian Upstream Petroleum Regulatory Commission. TotalEnergies will remain operator with a 40% participation alongside Chevron (40%) and South Atlantic Petroleum (20%).

This new joint venture reinforces TotalEnergies’ global offshore exploration collaboration with Chevron, following the June acquisition of a 25% working interest in a portfolio of exploration leases Offshore U.S. comprising 40 Chevron-operated blocks.

Completion of the farmout transaction with Chevron is subject to customary conditions, including regulatory approvals.

France: TotalEnergies Demobilizes Its Floating LNG Terminal in Le Havre

On November 25, 2025, in 2022, when Europe faced a major energy crisis due to a sharp decline in gas imports from Russia, France had to increase its imports of liquefied natural gas (LNG) to ensure its own energy security and contribute to that of Europe. To this end, and at the request of the authorities, TotalEnergies provided France, at its own expense and without any public subsidies, with a LNG floating storage and regasification unit (FSRU) in the port of Le Havre.

This terminal acted as a “safety net,” with its additional gas import capacity proving potentially very useful in the event of significant consumption peaks caused by winter weather conditions or geopolitical tensions. In doing so, TotalEnergies made a full contribution to the country’s energy sovereignty in a highly tense and uncertain context.

Now that gas supply conditions in France and Europe have stabilized, the Company notes that the floating LNG terminal in Le Havre is no longer necessary, as evidenced by its lack of use and as observed by the Rouen Administrative Court in its decision of October 16, 2025.

In this context, TotalEnergies has decided to demobilize its LNG FSRU in Le Havre.

Nigeria: TotalEnergies Completes the Divestment of its Non-Operated Interest in the Bonga Field

On November 25, 2025, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria (TEPNG) completed the divestment of its 12.5% non-operated interest in the OML118 Production Sharing Contract (PSC) to Shell Nigeria Exploration and Production Company Ltd (10%) and Nigerian Agip Exploration (2.5%) for an aggregated amount of USD 510 million.

Mozambique LNG: Clarification by TotalEnergies

On November 20, 2025, following the recent filing of a complaint before the French National Anti-Terrorist Prosecutor’s Office (Pnat) in Paris against persons unknown and against TotalEnergies for “complicity in war crimes, torture and enforced disappearances” in Mozambique between July and September 2021, the Company – which has not been formally served with this complaint by the plaintiff – firmly rejects all such accusations. This complaint follows a September 2024 article published by the digital media outlet Politico.

In the context of the deadly terrorist attacks of March 2021 claimed by Islamic State-affiliated jihadist group (Al-Shabab), the Politico article alleged that Mozambican soldiers committed serious abuses near the Mozambique LNG site between June and September 2021. However, during this period, Mozambique LNG personnel were not present on site given that it had been evacuated in early April 2021.

Following the attack on Palma in March 2021, which had tragic consequences for the local population, Mozambique LNG evacuated all staff from the site. The Mozambican army subsequently took control of the Afungi site, the airport, and the port, with the aim of restoring security in the area. It is within this context of counter-terrorism efforts that the Politico allegations were reported. It should additionally be noted that well before the Mozambique LNG project began the Cabo Delgado province was already facing violent attacks from Islamist groups.

In light of the seriousness of these accusations, TotalEnergies wishes to share the following information transparently with all stakeholders:

1.             TotalEnergies strongly and categorically rejects Politico’s allegation that Mozambique LNG or the Company had, or could have had, any knowledge of the acts of violence reported in the Politico article and underpinning the complaint. All internal verifications conducted with our stakeholders confirm that neither Mozambique LNG nor, a fortiori, TotalEnergies had received at the time any information suggesting that such acts had been committed.

2.             Since the first article published on this matter in September 2024, TotalEnergies has requested that Politico provide access to any data, supporting evidence or documentation that would substantiate the events reported. In response, Politico has repeatedly refused to provide any such data.

3.             For several months now, TotalEnergies has maintained contact with Politico and responded fully and transparently to its numerous inquiries. However, in light of the deliberately selective use of these detailed responses in Politico’s reporting, in the interests of transparency TotalEnergies published the entirety of its exchanges with Politico.

4.             TotalEnergies’ stakeholders may therefore visit the dedicated webpage on its website, where all communications published by TotalEnergies and Mozambique LNG since the first Politico article in September 2024 can be found. Stakeholders will be able to see for themselves Politico’s questions and accusatory editorial stance as well as its selective cherry picking of the Company’s responses.

TotalEnergies regrets that some media outlets and associations persist with efforts to infringe upon the Company’s reputation by attempting to place responsibility on Mozambique LNG and TotalEnergies for the severe consequences resulting from the March 2021 terrorist attack of Palma and, more recently, for the acts of extreme violence that Politico alleges were perpetrated by the Mozambican army during summer 2021.

On the relationship between Mozambique LNG and the Joint Task Force (JTF)

Security in Mozambique, as in all sovereign states, is the responsibility of the national authorities. in Mozambique as in all other nations, it is the state’s security forces that ensure the protection of the site. in this context, the relationship between Mozambican security forces and the Afungi gas projects, including Mozambique LNG, was governed by a Memorandum of Understanding (MoU) signed between the State of Mozambique and the project.

This MoU, now expired, was intended to support the logistical needs of a joint military-police unit (JTF) tasked with protecting the site, and imposed strict human rights commitments notably including the training of more than 5,000 personnel in the Voluntary Principles on Security and Human Rights (VPSHR), a grievance mechanism, and procedures for removal in the event of misconduct.

Incidents reported through this grievance mechanism, as well as through other established grievance reporting channels, were documented and reported by Mozambique LNG in a transparent manner. The complaints and grievances received by Mozambique LNG did not substantiate any of the allegations made by Politico and which were set out in the complaint announced in the press.

On the investigations requested by Mozambique LNG and TotalEnergies in November 2024, in respect of the sovereignty of Mozambique and its national laws, Mozambique LNG formally requested the Mozambican authorities to open an official investigation into these allegations in order to determine the facts. in March 2025, TotalEnergies welcomed the announcement by the Attorney General of Mozambique confirming that a criminal investigation had been launched into these allegations. Mozambique LNG is fully cooperating with the authorities in this framework.

TotalEnergies has also requested that the Mozambique National Human Rights Commission (CNDH) conduct its own independent investigation into these allegations. The Company has committed to publishing the NCDH’s report.

On the humanitarian situation and human rights

In December 2022, TotalEnergies mandated Jean-Christophe Rufin to carry out an independent assessment of the humanitarian situation in the Cabo Delgado province. His report, along with the action plan subsequently adopted by Mozambique LNG, was made public in May 2023 and helped strengthen numerous local development programs and support mechanisms for host communities. This initiative reflects the Company’s commitment to human rights and to the long-term development of local communities.

Nigeria: TotalEnergies increases its interest in OPL257

On November 19, 2025, TotalEnergies announced the signing of agreements with Conoil Producing Limited (“Conoil”), under which TotalEnergies is expected to acquire from Conoil a 50% operated interest in block OPL257 and Conoil is expected to acquire the 40% participating interest held by TotalEnergies in block OML136, both located offshore Nigeria.

Upon completion of this transaction, TotalEnergies’ interest in OPL257 is expected to increase from 40% to 90%, while Conoil is expected to retain a 10% interest in this block.

Covering an area of around 370 square kilometers, OPL 257 is located 150 kilometers offshore the coast of Nigeria. This block is adjacent to PPL 261, where TotalEnergies (24%) and its partners discovered in 2005 the Egina South field, which extends into OPL257. An appraisal well of Egina South is planned to be drilled in 2026 on OPL257 side, and the field is expected to be developed as a tie-back to the Egina FPSO, located approximately 30 km away.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

Statement by TotalEnergies Following the French Competition Authority’s Decision relating to the Supply of Petroleum Products in Corsica

On November 18, 2025, TotalEnergies takes note, while contesting the merits, of Novembers 17 decision issued by the French Competition Authority regarding the supply of petroleum products in Corsica, which imposes a fine on the Company.

TotalEnergies observes that the Authority’s position, after four years of investigation and numerous hearings and on-site visits, is not supported by any tangible evidence of any potential anti-

competitive effect in Corsica. The decision is based solely on a 2016 contractual clause governing access to Corsica’s oil depots for shareholders who have invested in these depots, while a contractual fuel supply arrangement was also available to distributors who were not shareholders.

TotalEnergies regrets that the Authority did not recognize that this clause had no adverse effect either on the local distributor in Corsica which filed the complaint, or on consumers on the island. In fact, this distributor was able to continue sourcing fuel from TotalEnergies or from other shareholders of the depots, even significantly increasing its supply volumes, while maintaining almost unchanged the number of its service stations throughout the period in question.

In Corsica, TotalEnergies has been supplying fuel to residents for 60 years and currently operates a network of 47 service stations across the island, including in rural areas close to local communities. For several years, the Company has been committed to supporting the purchasing power of Corsican residents, notably by reducing fuel prices by €0.20 per liter in 2022, followed by capping prices at €1.99 since 2023—a measure that remains in effect today.

Our Company struggles to see, under these circumstances, how it could have engaged in anti-competitive practices and will therefore appeal this decision before the Paris Court of Appeal.

Given the disproportionate nature of the fine compared to the profitability of its operations on the island, TotalEnergies has decided to initiate a strategic review of the conditions for continuing its marketing activities in Corsica.

TotalEnergies accelerates its gas-to-power integration strategy in Europe by acquiring 50% of a portfolio of flexible power generation assets from EPH, €5.1 billion all-stock transaction, immediately accretive for TotalEnergies’ shareholders

On November 17, 2025, TotalEnergies announced the signing of an agreement with Energetický a průmypslový holding, a.s. (EPH) for the acquisition of 50% of its flexible power generation platform (gas-fired and biomass power plants, batteries) in Western Europe (Italy, United Kingdom and Ireland, Netherlands, France), valued at €10.6 billion (enterprise value), i.e. a multiple of 7.6x 2026 EBITDA.

Under the agreement, EPH is expected to receive the equivalent of €5.1 billion in TotalEnergies shares. 95.4 million TotalEnergies shares are expected to be issued, based on a price equal to the volume-weighted average share price of the twenty trading sessions preceding November 16th (signing date), i.e. €53.94 per share, representing about 4.1% of TotalEnergies’ share capital and making EPH one of the Company’s largest shareholders upon completion of the transaction.

The transaction is expected to result in the creation of a joint venture owned 50/50 by TotalEnergies and EPH, which is expected to be responsible for the industrial management of the assets and the business development, while each company is expected to market its share of production under a tolling arrangement with the joint venture.

A leading European platform

This transaction is fully consistent with TotalEnergies’ Integrated Power strategy and is expected to strengthen its position in European electricity markets by enhancing the complementary relationship between intermittent renewable power generation and flexible power generation (gas-fired plants, batteries). It is expected to allow TotalEnergies to expand its power trading activities across Europe and develop its Clean Firm Power offering to its customers. This is expected to position the Company as a key player to meet Europe’s growing data center demand.

Furthermore, leveraging TotalEnergies’ strong position in supplying LNG to Europe, this transaction enhances the Company’s ability to diversify value creation along the gas value chain, particularly between the United States and Europe. The additional net electricity production from the transaction, estimated at 15 TWh/y, is expected to enable the Company to capture added value to approximately 2 Mtpa of LNG.

The transaction covers a portfolio of more than 14 GW gross capacity of flexible generation assets in operation or under construction. This primarily includes gas-fired power plants, biomass power plants and battery systems, which benefit from secured capacity revenues representing 40% of the gross margin, allowing TotalEnergies to strengthen its presence in the most profitable European electricity markets:

•	Italy: 7.5 GW, with 3.7 GW in operation, 2.4 GW under construction, including two next-generation gas-fired power plants that are among the most efficient in Europe, and 1.4 GW under development.

•	United Kingdom and Ireland: 7.1 GW, including 5 GW from operating gas and biomass plants, 0.4 GW of batteries under construction and 1.7 GW under development.
•	Netherlands: 3.6 GW, with 2.6 GW from gas-fired plants that are particularly well located to meet the needs of the German market, 0.2 GW from batteries under construction and 0.8 GW under development.
•	France: 1.1 GW, with 100 MW of batteries under construction and 1 GW under development.

The acquisition scope includes about 5 GW of projects under development. The agreement provides that the joint venture is expected to become the preferred vehicle for TotalEnergies and EPH to drive flexible power generation growth in the targeted countries.

An acquisition immediately accretive to free cash flow per share for all TotalEnergies shareholders and accelerating implementation of the Integrated Power strategy and profitability

The transaction is immediately accretive to TotalEnergies’ shareholders. Over the next five years, TotalEnergies expects an increase in available cash flow of about $750 million per year, which far exceeds the additional dividend requirement for the newly issued shares.

As a result of this transaction, the Integrated Power segment is expected to generate positive free cash flow and contribute to shareholder returns as early as 2027 compared to 2028 previously. The transaction also contributes to the increase of Integrated Power’s ROACE from 10% to 12% over the next five years.

Due to this accelerated inorganic growth within the Integrated Power segment, the Company is lowering its annual net Capex guidance by $1 billion per year to $14-16 billion per year for 2026-2030, of which $2-3 billion is for Integrated Power, while maintaining its 2030 electricity generation target of 100-120 TWh.

The transaction is subject to the legal information and consultation process of the relevant employee representatives and to the approval of the competent authorities. Completion is expected mid-2026.

COP 30: TotalEnergies Commits $100 Million to Climate Investment in support of the OGDC Community

On November 14, 2025, during the United Nations Climate Change Conference (COP 30) taking place in Belém, Brazil, TotalEnergies, a member of the Oil and Gas Climate Initiative (OGCI) and of the Oil and Gas Decarbonization Charter (OGDC), announced a $100 million commitment to Climate Investment’s Venture Strategy fund, which backs technologies that cut emissions across the oil and gas value chain.

Climate Investment is now a Partner of the Oil & Gas Decarbonization Charter (OGDC) under a MoU signed on July 14, 2025. As such, Climate Investment will provide OGDC signatories with insights that can help them on their decarbonization path, within the scope of the OGDC Charter.

Climate Investment, which has been launched as an initiative of OGCI in 2015, has deployed hundreds of millions of dollars across 46 early and growth stage investments in methane detection and abatement, carbon capture and energy efficiency. The cumulative GHG impact delivered by the portfolio is 133 Mt CO2e since 2019.

Working collectively and sharing innovative solutions

TotalEnergies has been a member of OGDC since its launch during COP28 and our Company’s Chairman and CEO is one of the three champions of this initiative, together with Dr. Sultan Al Jaber, ADNOC CEO and Amin Nasser, Saudi Aramco CEO. Collective and collaborative approaches such as this support a pragmatic and effective energy transition. TotalEnergies is sharing its AUSEA technology with several national oil companies to strengthen methane detection and measurement, complementing its OGMP 2.0 Gold Standard status and the rollout of continuous detection on operated upstream assets. In parallel, technologies backed by Climate Investment are already delivering in the field; for example, Qnergy’s instrument-air pneumatics have replaced gas-driven devices on approximately 400 pads in the Barnett field.

Rwanda: TotalEnergies Joins Forces with DelAgua to Bring Clean Cooking into 200,000 Households

On November 13, 2025, TotalEnergies partnered with DelAgua to distribute improved cookstoves to hundreds of thousands of Rwandans. The initiative supports Rwanda’s ambition to bring clean cooking to everyone by 2030 and reflects TotalEnergies’ ambition to supply energy that is more affordable, more available, more sustainable and accessible to as many people as possible.

Thanks to funding from TotalEnergies, DelAgua is expected to distribute 200,000 high-performance cookstoves within one year for the benefit of more than 800,000 Rwandans living in rural aeras. Their use reduces harmful smoke emissions by 81% compared to traditional open fires and reduces wood consumption by 71%. The project should also prevent the emission of more than 2.5 million tons of CO2 equivalent over the next ten years.

The benefits of clean cooking

According to the IEA, more than 2.3 billion people worldwide have no access to clean cooking solutions and still cook their meals on traditional stoves using wood, charcoal, kerosene, coal and even animal dung. Clean cooking is expected to:

•	improve people’s health thanks to better air quality, limiting the risk of respiratory complications and cardiovascular disease.
•	reduce gender inequality by facilitating access to education, employment, entrepreneurship and, ultimately, financial independence for women. Clean cooking solutions represent a significant time-saver for people who would otherwise spend as much as twenty hours per week collecting wood for cooking purposes.
•	reduce CO2 emissions and deforestation. Universal access to clean cooking solutions would result in emission savings of up to 1.5 billion tons of CO2 equivalent by 2030 (900 million tons in Africa)—equivalent to the CO2 emissions produced by the air and maritime industries in 2022 or the deforestation each year of an area the size of Ireland.

Carbon credits recognized by the Paris Agreement

The carbon credits generated by the project are expected to be acquired by TotalEnergies. They are expected to be certified initially by the international organization VERRA, pending their approval under Article 6.4 of the Paris Agreement Credit Mechanism as soon as the latter is operational.

After prioritizing emission avoidance and reduction, the Company is expected to use these credits from 2030 onwards to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

United States: TotalEnergies to Supply Renewable Power to Google’s Data Centers for 15 Years

On November 12, 2025, TotalEnergies and Google signed a 15-year Power Purchase Agreement (PPA) to supply Google with a total volume of 1.5 TWh of certified renewable electricity from TotalEnergies’ Montpelier solar farm in Ohio. The solar facility, nearing completion, is connected to the PJM grid system — the largest in the United States — and will support Google’s data center operations in Ohio.

A shared vision for powering data centers

The deal reflects Google’s strategy of enabling new, carbon-free energy to the grid systems where they operate. It also aligns with TotalEnergies’ strategy to deliver tailored energy solutions for data centers, which accounted for almost 3% of the world’s energy demand in 2024.

TotalEnergies is deploying a 10 GW portfolio in the United States, with onshore solar, wind and battery storage projects, 1 GW of which is located in the PJM market in the northeast of the country, and 4 GW on the ERCOT market in Texas.

This PPA with Google follow those already signed by TotalEnergies with several other major corporations, including Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol.

Guyana: TotalEnergies Becomes Operator with a new Offshore Exploration License

On November 11, 2025, TotalEnergies (40%, operator) and its partners QatarEnergy (35%) and Petronas (25%) signed a production sharing contract for Block S4 with Guyana’s Ministry of National Resources represented by His Excellency Vickram Bharrat, following the block’s 2023 award in the Guyana 2022 Licensing Round.

Block S4 is a 1,788 km2 block located about 50-100 km from shore. The initial work program consists of a 2000 km2 3D seismic acquisition.

TotalEnergies Energy Outlook 2025 - TotalEnergies publishes its annual report on scenarios of the global energy system’s evolution

On November 4, 2025, to bring its contribution to the public debate around the energy transition, TotalEnergies published the 7th edition of its "TotalEnergies Energy Outlook", which presents an overview of the energy system and scenarios for its evolution up to 2050.

Access to energy is essential to meet development needs

Today, there are still around 4.6 billion people that lack access to a level of energy that is deemed necessary for satisfactory human development, particularly in terms of access to healthcare and education. Our collective challenge is therefore to meet this legitimate demand for energy for the populations of emerging countries, while reducing greenhouse gas emissions. More energy, less emissions.

The stakes are clear: we must collectively reduce emissions from electricity generation, the leading global source of energy-related emissions with 14 billion tons of CO2 per year, and reduce the carbon intensity of transportation (the second-largest source of emissions) and heat generation for industrial and residential use.

What has happened since the Paris Agreement in 2015?

The carbon intensity of the global energy system is decreasing

Energy demand has continued to grow, accompanying rising living standards in China and emerging countries. CO2 emissions have also increased, but the growth in CO2 emissions has slowed since 2015, illustrating the deepening “decoupling” between growth in energy demand and lower growth in emissions: the carbon intensity of the energy mix has improved. Even though the world is still in an "energy addition" phase, the transition is already underway in developed countries and is approaching in other countries, particularly China.

This transition is supported by the significant penetration of renewables in global electricity generation, which accounted for almost 80% of global electricity production growth between 2023 and 2024. It is also supported, in developed countries, by the gradual reduction in coal-fired electricity generation, which is being replaced by gas-fired electricity generation, particularly in the United States.

The differences in trajectories between the major regional blocks are becoming more pronounced, with common challenges around energy security and affordability.

Against a backdrop of heightened geopolitical tensions and rivalries, different regions of the world are increasingly following different paths.

The United States has not only achieved energy independence thanks to shale oil and gas, but also became a net exporter of gas in 2017 and petroleum products in 2020. It has taken advantage of its abundant domestic gas production at competitive prices to reduce its CO2 emissions by gradually replacing coal-fired power plants with gas-fired power plants.

China continues to expand its dominance in low-carbon technologies through its integration across all of the value chains. It exports PV modules, batteries, and electric vehicles. This dynamic promotes innovation and lower costs. Although it continues to increase the installed capacity of coal-fired power plants, the use of more modern technologies and the massive penetration of renewable electricity sources are enabling it to gradually reduce the carbon intensity of its electricity mix and to envisage a peak in emissions in the coming years.

The European Union is leading the way in reducing emissions by continuing to decarbonize its electricity mix, but faces massive investment needs in its electricity grids and is confronted with the dual necessity of preserving the competitiveness of its industry and overcoming the reluctance of its population to accept the additional costs associated with decarbonizing energy use, with stagnant penetration of electric cars and heat pumps in particular.

Three scenarios for 2050

The Trends scenario reflects the current trajectory of various countries up to 2030 and assumes that existing public policies, particularly in China and Europe, as well as technological developments, will continue in order to stay on course. It takes into account the recent acceleration in the penetration of mature low-carbon technologies: solar and wind power to generate low-carbon electricity, electric vehicles and heat pumps to use it, particularly in China. However, infrastructure constraints, particularly electricity grids, geopolitical tensions and cost barriers to these technologies limit their large-scale deployment. In this scenario, primary energy demand for coal in the global energy mix gradually declines, approaching by 2050 the level it had in 2000. Global demand for petroleum products increases and plateaus by 2040 before beginning a slow decline. Demand for gas continues to grow until 2040, before reaching a plateau. This scenario leads to an estimated temperature increase of between +2.6° and +2.8°C by 2100.

The Momentum scenario is a more proactive forward-looking approach than current trends, assuming that OECD countries will achieve carbon neutrality by 2050 and China by 2060. It involves: (i) increased electrification of final demand in OECD countries and China, (ii) the near phase-out of coal in OECD countries, a sharp reduction of its use in China, and only a slight growth in India, (iii) the use of natural gas as a transition fuel for electricity and industry in all countries, and (iv) the deployment of new energies in non-electrifiable sectors (e.g., carbon-free hydrogen in industry, sustainable fuels in aviation and shipping) in OECD countries and China. In this scenario, fossil fuels still cover half of the growth in energy demand in India and the rest of the world due to insufficient low-carbon investments. This scenario leads to an estimated temperature increase of between +2.2° and +2.4°C by 2100.

The Rupture scenario is a normative scenario built around the energy system's end-point in 2050 that would limit the temperature increase to less than 2°C in accordance with the Paris Agreement. The realization of this scenario seems out of reach at present given the current state of geopolitical tensions, as it would require considerably enhanced multilateral cooperation in favor of global decarbonization. In this scenario, coal use in the electricity sector would decline much more rapidly, with remaining demand concentrated in industrial hard to abate sectors. The share of natural gas would remain broadly stable, while further electrification in end-use sectors would lead to a sharp increase in low-carbon electricity generation. This scenario leads to an estimated temperature increase of between +1.7°C and +1.9°C by 2100.

The three scenarios share several common features: electricity demand increases significantly, driven in part by new uses, natural gas emerges as a transition energy source, and the development of new oil and gas resources is necessary to withstand the natural decline of fields.

For decarbonization to progress beyond the Trends scenario, the world would need to collectively prioritize existing technologies that offer affordable CO2 abatement costs. In particular, OECD countries should deepen international cooperation to accelerate the energy transition in emerging countries. Such "global carbon arbitrage" approach would benefit the climate by accelerating emissions reductions and benefit consumers and businesses in OECD countries by reducing its cost. In practice, this requires progress on Article 6 of the Paris Agreement, which allows countries and companies to participate in a cross-border emissions reduction trading system.

Spain: TotalEnergies to Supply Renewable Electricity to Data4’s Data Centers for 10 Years

On November 4, 2025, TotalEnergies and Data4, the European champion in the data center industry, signed an agreement to supply renewable electricity with a stable consumption profile (Clean Firm Power) to Data4’s sites in Spain.

This contract is expected to begin in January 2026 for 10 years and is expected to represent a total volume of 610 GWh. TotalEnergies is expected to supply Data4’s facilities with renewable electricity generated by Spanish wind and solar farms with a capacity equivalent to 30 MW, which are about to start production.

Thanks to this contract, TotalEnergies further strengthens its position as a preferred partner for major industrial players worldwide, supporting the decarbonization of their energy consumption.

As European leader in the data center industry, Data4 is now established in six countries, and announced its plan to invest nearly €2 billion euros by 2030 to develop its campuses in Spain. This agreement with TotalEnergies reaffirms Data4’s engagement to fully integrate renewable energy across all its locations.

Tailored solutions for the specific needs of TotalEnergies’ customers worldwide

The PPA with Data4 follows similar contracts signed by TotalEnergies with STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

FORWARD-LOOKING STATEMENTS

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, (ii) the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends, (iii) future investments, such as in the Venus Project in Namibia and in Libyan concessions, (iv) expected construction timelines, such as for Mozambique LNG production, (v) future supply of renewable energy, such as supply to Airbus in Germany and United Kingdom, Google in Malaysia and the U.S., SWM in France and Data4 in Spain, and (vi) expected closings, such as the divestment of the renaissance joint venture and transactions with Galp Energia, NEO NEXT and EPH . This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies including with respect to climate change and decarbonization. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.